EXHIBIT 99.1
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NEWS RELEASE


August 15, 2003


ARC ENERGY TRUST ANNOUNCES THE CLOSING OF THE DISPOSITIONS OF $77
MILLION OF ASSETS
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CALGARY, AUGUST 15, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust")
is pleased to advise that the previously announced dispositions of $77 million of assets by ARC Resources Ltd. ("ARC") to third parties have now closed. ARC's production from the properties was approximately 3,700 boe/d and established reserves at January 1, 2003 were 9.3 million barrels of oil equivalent of which 40 per cent were crude oil and natural gas liquids. Proceeds from the dispositions will be used to reduce the indebtedness of the corporation.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.5 billion. For the remainder of 2003, the Trust currently estimates oil and gas production of approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart
President and Chief Executive Officer

             For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600               Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9